Via EDGAR

November 2, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: David Gessert

Re:	WSFS Financial Corporation
Amendment No. 1 to Registration Statement on Form S-4 Filed November 2, 2018
File No. 333-227573

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, WSFS Financial Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on November 6, 2018, or as soon as practicable thereafter.

Please contact Michael P. Reed of Covington & Burling LLP at (202) 662-5988 with any questions you may have regarding this request. In addition, please notify Mr. Reed by telephone when this request for acceleration has been granted.

Respectfully,

WSFS Financial Corporation

By:	/s/ Mark A. Turner
Name:	Mark A. Turner
Title:	Chairman, President and Chief
Executive Officer

cc: Dominic Canuso, WSFS Financial Corporation

      Gerard P. Cuddy, Beneficial Bancorp, Inc.

      Michael P. Reed, Covington & Burling LLP

      Gary R. Bronstein, Kilpatrick Townsend & Stockton LLP